

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 29, 2019

TELA Bio, Inc.
1 Great Valley Parkway, Suite 24
Malvern, Pennsylvania 19355

      Re: TELA Bio, Inc.
              Registration Statement on Form S-1
              Exhibit Nos. 10.19, 10.20 and 10.21
              Filed October 15, 2019
              File No. 333-234217

Dear Mr. Koblish

      We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

                  Sincerely,

                  Division of Corporation Finance

cc: Rachael M. Bushey